UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

KALTURA, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

483467 106
(CUSIP Number)

Matthew D. Jones
K1 Investment Management, LLC
875 Manhattan Beach Blvd.
Manhattan Beach, CA 90266
(424) 282-4320
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 19, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 483467 106	13D	Page 2 of 8
1	NAMES OF REPORTING PERSONS
Classroom Aggregator, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,754,476

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,754,476

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,754,476

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
The percentage set forth above is calculated based on 127,692,165 shares of Common Stock of the Issuer issued and outstanding as of May 2, 2022, as reported in the Issuer’s Form 10-Q filed on May 11, 2022.

CUSIP No. 483467 106	13D	Page 3 of 8
1	NAMES OF REPORTING PERSONS
K5 Private Investors, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,754,476

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,754,476

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,754,476

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
The percentage set forth above is calculated based on 127,692,165 shares of Common Stock of the Issuer issued and outstanding as of May 2, 2022, as reported in the Issuer’s Form 10-Q filed on May 11, 2022.

CUSIP No. 483467 106	13D	Page 4 of 8
Item 1.	Security and Issuer.

The class of equity security to which this Statement on Schedule 13D relates is shares of common stock, par value $0.0001 per share (“Common Stock”) of Kaltura, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 860 Broadway, 3rd Floor, New York, New York 10003.

Item 2.	Identity and Background.

(a), (f) This Statement is being jointly filed, pursuant to a Joint Filing Agreement attached hereto as Exhibit 99.1 and incorporated herein by reference, by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(i)	Classroom Aggregator, LLC, a Delaware limited liability company (“Classroom Aggregator”), by virtue of its direct ownership of Common Stock; and

(ii)	K5 Private Investors, L.P., a Delaware limited partnership (“K5 Private Investors”), by virtue of its indirect ownership of Common Stock as the sole member of Classroom Aggregator.

K5 Capital Advisors, L.P. (“K5 Capital”), is the general partner of K5 Private Investors, and K1 Investment Management, LLC (“K1”), is the general partner of K5 Capital.

Each of Classroom Aggregator and K5 Private Investors are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.” Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person, unless such party knows or has reason to believe that such information is inaccurate.

(b) The address of the principal business and principal office of the Reporting Persons, K1 and K5 Capital is 875 Manhattan Beach Blvd., Manhattan Beach, California 90266.

(c) The principal business of Classroom Aggregator and K5 Private Investors is to make investments primarily in securities of companies in the software and technology-enabled solutions sector, to dispose of such investments and to distribute the proceeds therefrom. The principal business of K5 Capital consists of performing the functions of, and serving as, the general partner of K5 Private Investors, making capital contributions to K5 Private Investors and doing all things necessary or incidental thereto. The principal business of K1 consists of performing the functions of, and serving as, the general partner of K5 Capital, making capital contributions to K5 Capital and doing all things necessary or incidental thereto.

(d) During the past five years, none of the Reporting Persons, K5 Capital or K1 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons, K5 Capital or K1 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds used to purchase the Common Stock deemed to be beneficially owned by the Reporting Persons came from the working capital of K5 Private Investors and Classroom Aggregator, including capital contributions from investors in K1.

The total cost of the Common Stock that the Reporting Persons may be deemed to beneficially own is $17,444,116.27 (including commissions). No borrowed funds were used to purchase the Common Stock, other than any borrowed funds used for working capital purposes in the ordinary course of business.

To finance the transaction contemplated by the Proposal (as defined below), affiliates of the Reporting Persons and of K1 may enter into one or more debt commitment letters with third parties and equity commitment letters with their managed investment funds and other third parties. Any third-party financing for the transactions contemplated by the Proposal remains subject to negotiation of definitive agreements on terms acceptable to K1.

CUSIP No. 483467 106	13D	Page 5 of 8
Item 4.	Purpose of Transaction.

On July 28, 2022, Panopto, Inc., a Delaware corporation controlled by the Reporting Persons (“Panopto”), delivered a letter to the board of directors of the Issuer (the “Board”), which contained a proposal (the “Proposal”) to acquire all of the outstanding Common Stock of the Issuer not owned by the Reporting Persons for a price of $3.00 per share of Common Stock in cash (the “Proposed Transaction”).

In connection with the Proposed Transaction, Panopto and the Reporting Persons will seek to obtain access to, and review, due diligence materials from the Issuer and conduct discussions with the Issuer regarding the terms of the Proposed Transaction.  Depending on the results of these efforts, Panopto may change the proposed terms of the Proposed Transaction or determine to accelerate or terminate discussions with respect to the Proposed Transaction without prior notice.  In addition, (i) Panopto may, at any time and from time to time, review or reconsider the Proposal and/or (ii) the Reporting Persons may pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

As described in the Proposal, Panopto expects to finance the Proposed Transaction with equity financing from one or more of K1’s committed capital investment funds. Panopto may also seek to secure third-party debt financing in connection with the Proposed Transaction. The Proposal further provides that it is not subject to any financing contingencies.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced herein, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, exchanging information with the Issuer or other third parties, including potentially pursuant to appropriate confidentiality or similar agreements; proposing changes with respect to the Issuer and/or soliciting proxies from other stockholders of the Issuer in connection therewith; acquiring additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) (collectively, “Securities”) or disposing of some or all of the Securities beneficially owned by them from time to time (which may include distributing some or all of such Securities to such Reporting Person’s respective members, stockholders, partners or beneficiaries, as applicable, transferring Securities to affiliated transferees, or the entry into a total return swap, asset swap or repurchase transaction), in public market, privately negotiated transactions, block sales or otherwise; entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer; and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

The Reporting Persons and their controlled affiliates, including Panopto, have engaged in and intend to engage in, as applicable, discussions with members of management and the Board, other current or prospective stockholders, industry analysts, investment and financing professionals, equity and debt financing sources and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s business, operations, management, capital structure and allocation and strategic alternatives (including the Proposed Transaction and other extraordinary corporate transactions involving the Issuer) and direction. The Reporting Persons and their controlled affiliates, including Panopto, may participate in any process regarding the Issuer and/or engage in other activities, discussions and/or negotiations regarding any such courses of action with respect to the Issuer, including, without limitation, submitting an indication of interest, letter of intent, term sheet, offer letter or other similar expression of interest in connection therewith, including any revisions to the Proposal; engaging advisors; communicating with the Issuer, its subsidiaries and other third parties (including various advisors), taking actions regarding prospective financing for any such course of action, including, without limitation, exchanging information, negotiating terms and entering into commitment letters and related agreements and/or any other similar agreements; and preparing, revising, negotiating into agreements with the Issuer.

Neither the Proposal nor this Schedule 13D is meant to be, nor should be construed as, an offer to buy or the solicitation of an offer to sell any of the Issuer’s securities.

The foregoing summary of the Proposal is qualified in its entirety by reference to the full text of the Proposal, a copy of which is attached hereto as Exhibit 99.2 and incorporated by reference herein.

CUSIP No. 483467 106	13D	Page 6 of 8
Item 5.	Interest in Securities of the Issuer.

(a) The following information is as of the date hereof and assumes there are 127,692,165 shares of Common Stock issued and outstanding as of May 2, 2022, as reported in the Issuer’s Form 10-Q filed on May 11, 2022.

Classroom Aggregator is the direct beneficial owner of 8,754,476 shares of Common Stock. The Common Stock held by Classroom Aggregator represents approximately 6.9% of the Common Stock outstanding as of the date of this Statement. K5 Private Investors may be deemed the indirect beneficial owner of the 8,754,476 shares of Common Stock directly held by Classroom Aggregator.

The filing of this Statement shall not be construed as an admission by either of the Reporting Persons or by K1 or K5 Capital that, for the purpose of Section 13(d) or 13(g) of the Exchange Act, any of the foregoing is the beneficial owner of any securities covered by this Statement.

(b) By virtue of the relationship among the Reporting Persons described in Item 2, each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of an aggregate of 8,754,476 shares of Common Stock as set forth in rows 7 through 13 of the cover pages of this Statement.

(c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty days is set forth in Schedule I hereto and is incorporated herein by reference.

(d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock of the Issuer reported by this Statement.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person, with respect to the Common Stock of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement among the Reporting Persons, dated as of July 28, 2022.
Exhibit 99.2*	Letter to the Board of Directors of Kaltura, Inc., dated as of July 28, 2022.

*	Certain portions of this exhibit (indicated by “####”) have been redacted pursuant to Regulation S-K, Item 601(a)(6).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 28, 2022
CLASSROOM AGGREGATOR, LLC

	By:	/s/ George Mansour
	Name:	George Mansour
	Its:	President

K5 PRIVATE INVESTORS, L.P.

	By:.	K5 Capital Advisors, L.P
	Its:	General Partner

	By:	K1 Investment Management, LLC
	Its:	General Partner

	By:	/s/ R. Neil Malik
	Name:	R. Neil Malik
	Its:	Managing Member

[Signature Page to Schedule 13D]

Schedule I

TRANSACTIONS IN SHARES OF COMMON STOCK BY THE REPORTING PERSONS

The following table sets forth all transactions in the shares of Common Stock effected by each of the Reporting Persons in the past sixty days.  All such transactions were purchases of shares of Common Stock effected in the open market, and the table excludes commissions paid in per share prices.

Trade Date	Reporting Person	Shares Purchased	Price Per Share ($)
6/3/2022	Classroom Aggregator	78,218	$1.8000
6/13/2022	Classroom Aggregator	18,619	$1.8000
6/14/2022	Classroom Aggregator	135,108	$1.7976
6/15/2022	Classroom Aggregator	532,488	$1.7494
6/16/2022	Classroom Aggregator	321,795	$1.7659
6/17/2022	Classroom Aggregator	68,382	$1.8000
6/21/2022	Classroom Aggregator	149,992	$1.7899
6/22/2022	Classroom Aggregator	179,378	$1.7773
6/23/2022	Classroom Aggregator	85,102	$1.7960
6/24/2022	Classroom Aggregator	60,186	$1.8938
6/27/2022	Classroom Aggregator	154,215	$1.8990
6/29/2022	Classroom Aggregator	221,558	$1.9925(2)
6/30/2022	Classroom Aggregator	173,552	$1.9828(3)
7/7/2022	K5 Private Investors(1)	20,000	$1.8849
7/8/2022	K5 Private Investors(1)	5,232	$1.8929
7/11/2022	K5 Private Investors(1)	460,343	$1.9949
7/12/2022	K5 Private Investors(1)	251,137	$1.9986
7/13/2022	K5 Private Investors(1)	396,396	$2.0438
7/14/2022	K5 Private Investors(1)	571,646	$2.0440
7/15/2022	K5 Private Investors(1)	750,000	$2.0390
7/19/2022	K5 Private Investors(1)	689,170	$1.9151(4)
7/20/2022	K5 Private Investors(1)	362,933	$2.0445(5)
7/21/2022	K5 Private Investors(1)	1,283,742	$2.3978(6)
7/22/2022	K5 Private Investors(1)	73,353	$2.3950
7/25/2022	K5 Private Investors(1)	30,151	$2.3877
Total		7,072,696	$2.0269

(1)	On July 28, 2022, the shares directly held by K5 Private Investors were transferred to Classroom Aggregator.

(2)
The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $1.9925 to $2.0000. The Reporting Persons undertake to provide the staff of the Securities and Exchange Commission (the “Staff”), upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.

(3)
The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $1.9696 to $1.9836. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.

(4)
The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $1.6999 to $1.9504. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.

(5)
The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $1.9920 to $2.0468. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.

(6)
The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $2.1140 to $2.5360. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.